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                     [LETTERHEAD OF CENTRAL GARDEN & PET]

                                                                Corporate Office
                                                 3696 Mt. Diablo Blvd. Suite 310
                                                             Lafayette, CA 94549
                                                                  (510) 283-4573
                                                              Fax (510) 283-4984

                                                                     EXHIBIT 1.1

FOR IMMEDIATE RELEASE
- ---------------------
                                        Contact:  Gregory Reams
                                                  Central Garden & Pet
                                                  510/283-4573

                                                  Paul Verbinnen/Dan Connolly
                                                  Sard Verbinnen & Co
                                                  212/687-8080

           CENTRAL GARDEN & PET COMPANY TO ACQUIRE KENLIN PET SUPPLY
             CREATING NATION'S LARGEST DISTRIBUTOR OF PET SUPPLIES

                       --------------------------------

     LAFAYETTE, CALIFORNIA, JUNE 18, 1996 --- Central Garden & Pet Company (NASDAQ:CENT) today announced that it has entered into a definitive agreement to acquire Kenlin Pet Supply, Inc., the largest distributor of pet supply products in the eastern United States. Under the terms of the agreement, Central will pay an aggregate of $33 million in cash to acquire or redeem all of Kenlin's outstanding stock and eliminate all of its outstanding debt.

     "The acquisition of Kenlin Pet Supply is an important leap forward for Central's already successful pet supply operations, which have been focused primarily in the western U.S.," said William Brown, Chairman and Chief Executive Officer of Central Garden & Pet. "Similar to our lawn and garden business, Central's pet supply business will now span coast-to-coast."

     Brown added: "A key part of Central's business strategy has been to expand its presence in the $12 billion pet supplies industry through internal growth and strategic acquisitions. With the addition of Kenlin, we have taken a major step toward fulfilling that goal."

     Based in Mahwah, New Jersey and China Grove, North Carolina, Kenlin Pet Supply has annual sales of approximately $70 million. Kenlin operates in 17 eastern states and has approximately 290 employees.

     The acquisition is expected to close in July, however, consummation of the acquisition is subject to a number of conditions, including expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

     Central Garden & Pet Company is the leading national distributor of lawn and garden supply products, as well a major distributor of pet and pool supplies.

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